EXHIBIT 3.215
CERTIFICATE OF FORMATION
OF
BIRMINGHAM HOLDINGS, LLC
Under Section 18-201 of the Delaware Limited Liability Company Act
FIRST: The name of the limited liability company is BIRMINGHAM HOLDINGS, LLC (the “Company”).
SECOND: The address of the registered office of the Company in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle.
THIRD: The name and address of the registered agent for service process on the Company in the State of Delaware Corporation Service Company, is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of August 10, 2005.
By: /s/ Rebecca Hurley
Name: Rebecca Hurley
Title: Authorized Person
State of Delaware
Secretary of State
Division of Corporations
Delivered 09:47 AM 08/11/2005
FILED 09:47 AM 08/11/2005
SRV 050665822 — 4014204 FILE